UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

WORLD ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

981419 10 4

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981419 10 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6		CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,030,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,030,765
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,765
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 981419 10 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6		CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,682
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6		CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,912
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,912
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6		CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,000
	8	SHARED VOTING POWER 151,351
	9	SOLE DISPOSITIVE POWER 510,000
	10	SHARED DISPOSITIVE POWER 151,351
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,351
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 981419 10 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6		CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,788
	8	SHARED VOTING POWER 67,401
	9	SOLE DISPOSITIVE POWER 31,788
	10	SHARED DISPOSITIVE POWER 103,401
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,189
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 7 (the “Amendment”) to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011, as amended by Amendment No. 1 filed with the SEC on January 5, 2012 by Prescott General Partners LLC (“PGP”), Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 2 filed with the SEC on December 14, 2012 by PGP, Prescott Associates, Idoya Partners L.P. (“Idoya Partners”), Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 3 filed with the SEC on December 20, 2012 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 4 filed with the SEC on May 10, 2013 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 5 filed with the SEC on November 5, 2014 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, and Amendment No. 6 filed with the SEC on July 30, 2015 by PGP, Prescott Associates, Idoya Partners, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 2,030,765 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 661,351 and 105,189 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) the Prescott Investors Profit Sharing Trust, an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith, (iii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (iv) Ridgeview Smith Investments LLC, a Delaware limited liability company established by Mr. Smith for the benefit of his family and for which he acts as the managing member. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts”. In addition, Mr. Vassalluzzo owns 30,000 shares of Common Stock for his own account (the “Personal Shares”). The 2,729,904 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Mr. Vassalluzzo acquired the Personal Shares for investment purposes.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) Based on information included in the Proxy Statement filed by the Issuer on July 7, 2015, which disclosed that 8,972,398 shares of Common Stock were outstanding as of June 29, 2015, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 2,030,765 shares (22.6%); Prescott Associates – 1,403,682 shares (15.6%); Idoya Partners – 573,912 shares (6.4%); Mr. Smith – 661,351 shares (7.4%); and Mr. Vassalluzzo – 135,189 shares (1.5%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,030,765 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,403,682 shares. Idoya Partners has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 573,912 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 510,000 and 31,788 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 151,351 and 67,671 shares, respectively, and to share the power to dispose or to direct the disposition of 151,351 and 103,401 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c) Since July 30, 2015, when the Reporting Persons filed their most recent Schedule 13D, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
7/30/2015	Acquisition[1]	PGP and Idoya Partners L.P.	48,886	$52.8714
7/30/2015	Acquisition[2]	PGP and Prescott Associates	79,665	$52.8714
7/30/2015	Acquisition[3]	PGP and Prescott International Partners L.P.	3,983	$52.8714
7/30/2015	Acquisition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	4,708	$52.8714

__________________

(1) Represents an open-market acquisition directly by Idoya Partners L.P. and indirectly by PGP, as general partner of Idoya Partners.

(2) Represents an open-market acquisition directly by Prescott Associates and indirectly by PGP, as general partner of Prescott Associates.

(3) Represents an open-market acquisition directly by Prescott International Partners L.P. and indirectly by PGP, as general partner of Prescott International Partners L.P.

(4) Represents an open-market acquisition directly by the Prescott Investors Profit Sharing Trust and indirectly by Messrs. Smith and Vassalluzzo, as trustees of the Prescott Investors Profit Sharing Trust.

Item 7. Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of statement on Schedule 13D dated July 31, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2015

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated July 31, 2015, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: July 31, 2015

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo